Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Agreement to Acquire Additional 33.25% Stake in IVS Bulk Joint Venture Increasing Ownership to 66.75%, and Fleet Update

Singapore, February 10, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced a number of transactions relating to the acquisition of an additional 33.25% stake in its IVS Bulk joint venture (“IVS Bulk” or “JV”) and the sale of the 2010-built small product tanker Kowie.

A subsidiary of the Company, Grindrod Shipping Pte. Ltd., or GSPL, has agreed to acquire the 33.25% ordinary and preferred equity shares held by one of its two JV partners in IVS Bulk for a total consideration of $44.1 million, thereby increasing its stake to 66.75%.  The ordinary equity portion will be acquired for $35.0 million while the preferred equity component will be $9.1 million representing that partner’s 33.25% share of the $27.3 million  preferred share capital in IVS Bulk. The acquisition will be funded through a combination of cash on hand, proceeds received from a refinancing of the IVS Bulk capital structure, and a new loan at GSPL, as summarized below.  The agreements are subject to customary closing conditions with an estimated closing date of February 14, 2020. We can provide no assurance that we will complete the acquisition until such time that the agreements have been executed and implemented.

In conjunction with the acquisition, GSPL will enter into a revised shareholders agreement with the remaining 33.25% partner in IVS Bulk that will extend the partnership for a further committed period of 12 months and will result in GSPL controlling key aspects of corporate governance of the JV. As a result, the financials of IVS Bulk will be consolidated into the financial statements of Grindrod Shipping Holdings Ltd. going forward rather than being accounted for under the equity accounting method, as has previously been the case.

In order to optimize its capital structure, IVS Bulk has agreed comprehensive refinancing agreements with its lenders. The two existing credit facilities of IVS Bulk will be refinanced with two new senior secured loans totaling $127.3 million, representing an approximate 55% loan-to-value at drawdown with maturity scheduled for 2025. The Company is included as a borrower under one of these facilities. A portion of the proceeds of the new senior secured loans will be used by IVS Bulk to repay the existing shareholder loans in the JV in full and redeem a portion of the preferred share capital of IVS Bulk pro rata.  These transactions will occur prior to the acquisition by GSPL of the 33.25% stake from one of its two JV partners.

In addition, GSPL has agreed to a new financing in the amount of $35.8 million with an affiliate of the remaining partner in IVS Bulk.  This financing matures in June 2021 and is secured by GSPL’s equity stake in the JV.

Further details regarding the transaction will be shared in our year-end earnings release and presentation scheduled for later this month.

Separately, a subsidiary of the Company has contracted to sell to an unaffiliated third party the 2010-built small product tanker Kowie for a gross price of US$9.2 million. The vessel is expected to deliver to its new owners during February 2020.  We can provide no assurance that we will complete the sale of the vessel until such time that delivery has occurred.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“The acquisition of one of our partners’ 33.25% stake in IVS Bulk, and corresponding consolidation of the JV’s financial results, represents a critical step in the growth and development of Grindrod Shipping. We will have reduced the number of vessels accounted for under unconsolidated joint ventures from 19 to one over approximately the last two years, a core focus of ours which has the benefit of simplifying the Company’s financials and operations. IVS Bulk’s 12 vessels are all modern, Japanese built “Eco” vessels that ideally complement our cargo operations. The acquisition is to be financed entirely from cash on hand and new debt, with no equity dilution to our shareholders.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers, including the Kowie. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Judit Csepregi
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com